UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)1


                          STANDARD BRANDS PAINT COMPANY
- -------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, par value $0.01 per share
- -------------------------------------------------------------------------------
                         (Title of class of securities)

                                    853156206
                    ----------------------------------------
                                 (CUSIP number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
- -------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 29, 1996
                    ----------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

- -----------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  853156206                                           Page 2 of 7 Pages
- --------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DDJ Capital Management, LLC
           04-3300754
- ---------- ---------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                          SEE ITEM #5    (b) [X]

- ---------- ---------------------------------------------------------------------

    3      SEC USE ONLY

- ---------- ---------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                   WC

- ---------- ---------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             [ ]

- ---------- ---------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   COMMONWEALTH OF MASSACHUSETTS

- ------------------- ---- -------------------------------------------------------

    NUMBER OF        7   SOLE VOTING POWER

      SHARES             9,797,683

   BENEFICIALLY     ---- -------------------------------------------------------

  OWNED BY EACH      8   SHARED VOTING POWER

    REPORTING       ---- -------------------------------------------------------

      PERSON         9   SOLE DISPOSITIVE POWER

       WITH              9,797,683
                    ---- -------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER

- ---------- ---------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,797,683

- ---------- ---------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


- ---------- ---------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   30.84%
- ---------- ---------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON *

                    IA

- ---------- ---------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No.  853156206                                           Page 3 of 7 Pages
- ------------------------                                       -----------------


Item 1.  Security and Issuer.
         --------------------

        This statement relates to shares of the Common Stock, $0.01 par value (the AShares@) of Standard Brands Paint Company (the ACompany@). The principal executive offices of the Company are located at 800 Apollo Street, Suite 200, El Segundo, California 90245.

Item 2.  Identity and Background.
         ------------------------

        This statement is being filed by DDJ Capital Management, LLC, a Massachusetts limited liability Company (ADDJ@). On May 29, 1996, two funds, The Copernicus Fund, L.P., and The Galileo Fund, L.P. (jointly the AFunds@) purchased shares of the Company's Common Stock. DDJ is an investment adviser exempt from registration under the Investment Advisers Act of 1940 by reason of
Section 203(b)(3) thereof. The principal offices of DDJ and of each of the DDJ affiliates described below are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181.

        DDJ Copernicus, LLC is the general partner of, and DDJ Copernicus Management, LLC is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC is the general partner of, and DDJ Galileo Management, LLC is the investment manager for, The Galileo Fund, L.P. DDJ Copernicus, LLC, DDJ Copernicus Management, LLC, DDJ Galileo, LLC and DDJ Galileo Management, LLC are hereinafter referred to as (the ADDJ Affiliates@). Each of the DDJ Affiliates is a Massachusetts limited liability company.

        The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth in Schedule A hereto.

        Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

        The Shares to which this statement relates are owned directly or indirectly by one or both of the Funds.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

        The Funds purchased 9,797,683 Shares on May 29, 1996 for cash in the amount of approximately $97,976.00. The Shares were acquired with working capital of the Company and $12,247.00 from each of Messrs. Michael Zurawin and Arthur W. Broslat. (See Item 6).

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No.  853156206                                           Page 4 of 7 Pages
- ------------------------                                       -----------------

Item 4. Purpose of Transaction.
        -----------------------

        The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds. The DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

        The Company filed for protection from creditors under Chapter 11 of Title 11 of the United States Code in December 1995, and is currently attempting to negotiate a plan of reorganization with its creditors. To date, such attempts have not been fruitful and no such plan had been proposed. In May 1996, the Bankruptcy Court approved the appointment of a liquidator, but delayed any action to be taken until June 18, 1996. The Company has received two proposals from potential investors with respect to the possible acquisition of the Company and/or all or some of its assets. Each such proposal has been delivered to the Company's creditors. One of the proposals has been made by a group that includes Michael Zurawin, who owns an economic interest in the securities of the Company held by the Funds (See Item 6).

        The Funds have not determined whether they will support either acquisition proposal made to the Company, nor whether they will support any plan of reorganization. The Funds will evaluate each proposal and/or plan on its merits and will determine which, if any, to support. Moreover, there can be no assurance that any proposal or plan that may be supported by the Funds will become effective.

        DDJ and each DDJ Affiliate intend to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, the prospects for a successful reorganization of the Company or a sale of the Company or its assets, general economic and business conditions and money market and stock market conditions, the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

        Except as described above, neither DDJ nor any of the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act, or
(vi) any similar action.

                                  SCHEDULE 13D

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CUSIP No.  853156206                                           Page 5 of 7 Pages
- ------------------------                                       -----------------

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

        (a) DDJ beneficially owns, through the DDJ Affiliates, as general partners and investment managers of the Funds, 9,797,683 Shares, or approximately 30.84% of the outstanding Shares of the Company. Neither DDJ, nor any of the DDJ Affiliates nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto, beneficially owns any other Shares.

        (b) DDJ, through its control of DDJ Affiliates, and each of the Funds each has sole power to vote and to dispose of the Shares. Each of Messrs. Michael Zurawin and Arthur W. Broslat owns a 12.5% undivided participation interest in the Shares (See Item 6).

        (c) Except as set forth in Item 3, neither DDJ, or any of the DDJ Affiliates, nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty days.

        (d) DDJ beneficially owns, through the DDJ Affiliates, as general partners and investment managers of the Funds, a Promissory Note dated May 17, 1995 in the original principal amount of $5,000,000 issued by Standard Brands Paint Company, Standard Brands Paint Co., Major Paint Company and Standard Brands Realty Co.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         --------------------------------------------------------
         With Respect to Securities of the Issuer.
         -----------------------------------------

        Except as follows, neither DDJ nor any of the DDJ Affiliates nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

        Pursuant to two Participation Agreements each dated as of May 29, 1996 (the "Participation Agreements") by and among The Funds and each of Michael Zurawin and Arthur W. Broslat (collectively, the "Participants" and individually, a "Participant"), on May 29, 1996 the Funds sold to each of the Participants a 12.5% undivided participation interest in and to all right, title and interest of the Funds (the "Funds' Interest") in certain debt and equity securities issued by the Company and certain of its affiliates, including, without limitation, the Shares. Pursuant to the Participation Agreements, the Funds are required to notify the Participants of any vote or action in connection with the Funds' Interest, and the Funds are to act or refrain from acting in respect of any request, act, decision or vote with respect to the Funds' Interest in accordance with the written instructions of the holders of beneficial interests representing 51% of the Funds' Interest; provided that if such request, act, decision or vote is divisible such that it may be taken separately with respect to the Participants' participation interests in the Funds' Interest, then the Funds are required to use reasonable efforts to act or refrain from acting in

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No.  853156206                                           Page 6 of 7 Pages
- ------------------------                                       -----------------

accordance with the written instructions of the Participants. The Funds hold, in the aggregate, 75% of the Funds interest. The Participation Agreements also provide (i) that the Participants may not sell, assign, participate, subparticipate or transfer all or any part of their participation interests in the Funds' Interest without the prior written consent of the Funds, and (ii) that the Funds may not sell, assign or transfer all or any part of the Funds' Interest without the prior written consent of the Participants, except that the Funds may grant additional participation interests in that portion of the Funds' Interest which has not been participated to the Participants.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

        Not Applicable.

                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   DDJ CAPITAL MANAGEMENT, LLC


                                                   BY:  /s/ Judy K. Mencher
                                                        -----------------------
                                                        Judy K. Mencher
                                                        Authorized Member



Date:  June 10, 1996

                                   SCHEDULE A
                                   ----------

        The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address. All of the persons listed below are U.S. citizens.


                                   PRINCIPAL OCCUPATION
             NAME                      OR EMPLOYMENT
             ----                      -------------

        Daniel G. Harmetz           Principal of DDJ

        David J. Breazzano          Principal of DDJ

        Judy K. Mencher             Principal of DDJ



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